UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

IMAGINE MEDIA, LTD.

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   45249C 109

 (CUSIP Number)

Gregory A. Bloom,

President, Chief Executive Officer and Director
1155 Sherman Street # 307
Denver, CO  80203
             (303) 813-1098

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                   July 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45249C 109

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Gregory A. Bloom

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 60,000
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 60,000
Person With	(10)Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       60,000 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      6.04%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.00001 per share (the "Common Stock") of Imagine Media, Ltd., a Delaware corporation (the “Company”).  The address and principal executive offices of the Company is 1155 Sherman Street # 307, Denver, CO  80203.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     Gregory A. Bloom, 1155 Sherman Street # 307, Denver, CO  80203 is President, Chief Executive Officer, Chief Financial Officer and a Director of the Company.

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Bloom acquired all of the securities of the Company that he owns as spin-off dividends from Imagine Holdings, Inc.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Bloom is a founder and promoter of the Company.

         On July 14, 2008, the Securities and Exchange Commission declared effective a registration statement on Form S-1, SEC File No. 333-148966 covering the spin-off of 992,650 shares of common stock of Imagine Media Ltd., to be distributed by Imagine Holdings, Inc. to the holders of Imagine Holdings, Inc. common stock on the spin-off Record Date.

         The securities of the Company were acquired by Mr. Bloom for investment.  Mr. Bloom reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases should a public trading market for its shares develop, or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)     At the close of business on July 14, 2008, Mr. Bloom beneficially owned directly 60,000 shares of common stock.

          Mr. Bloom would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 60,000 shares of common stock.  The securities represent 6.04% of the issued and outstanding shares of common stock of the Company assuming the completion of the spin-off shares to the Imagine Holdings shareholders.  The foregoing is based upon 992,650 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Bloom has the sole dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

          (c)    Mr. Bloom has not sold any shares of common stock during the past 60 days.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           As more fully described in this report, Mr. Bloom is President, Chief Executive Officer, Chief Financial Officer and a Director of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6 , 2008 (Date)
_/s/ Gregory A. Bloom (Signature)
Gregory A. Bloom, President, CEO, CFO and Director (Name/Title)